Karyopharm Therapeutics INC.

2 Mercer Road

Natick, MA 01760

VIA EDGAR

April 7, 2014

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance
Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:  Karyopharm Therapeutics Inc.

Registration Statement on Form S-1

(File No. 333-194750)

Dear Mr. Riedler:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Karyopharm Therapeutics Inc. (the “Company”) hereby applies for the immediate withdrawal of the above-referenced Registration Statement, which was originally filed with the Securities and Exchange Commission (the “Commission”) on March 24, 2014, together with all exhibits thereto.

The Registration Statement was filed in connection with the proposed public offering by the Company of its common stock, which the Company has determined not to pursue at this time.  The Company confirms that it has not sold any securities pursuant to the Registration Statement.

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at Karyopharm Therapeutics Inc., Attention: Paul Brannelly, 2 Mercer Road, Natick, MA 01760, facsimile number (508) 975-4833, with a copy to the Company’s counsel, Wilmer Cutler Pickering Hale and Dorr LLP, Attention: Joshua D. Fox, 850 Winter Street, Waltham, MA 02451, facsimile number (781) 966-2100.

The Company requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to call the undersigned at (508) 975-4820 or Joshua D. Fox of Wilmer Cutler Pickering Hale and Dorr LLP at (781) 966-2007 with any questions you may have regarding this matter.

Very truly yours,
Karyopharm Therapeutics Inc.

		By:	/s/ Paul Brannelly
Paul Brannelly, Senior Vice President, Finance and Administration, and Treasurer
cc:	Via Facsimile
Joshua D. Fox, Wilmer Cutler Pickering Hale and Dorr LLP
Patrick O’Brien, Ropes & Gray LLP